SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 24, 2025

KT Corporation

By:	/s/ Youngkyoon Yun
Name:	Youngkyoon Yun
Title:	Vice President

By:	/s/ Sanghyun Cho
Name:	Sanghyun Cho
Title:	Director

Notice Regarding Quarterly Dividend Record Date

1. Title	Notice Regarding Quarterly Dividend Record Date Following Amendment to Articles of Incorporation

2. Details

•  We are implementing a dividend procedure where dividends are confirmed first, and the record date is set afterward, allowing shareholders to make investment decisions with prior knowledge of the dividend amount.

•  This was enabled by the amendment to Article 49-2 (Quarterly Dividends) of the Articles of Incorporation at the 43rd Annual General Meeting of Shareholders held on March 31, 2025, authorizing the Board of Directors to set quarterly dividend record dates through resolution.

•  The record date changes as follows:

•  (Before Amendment) March 31, June 30, and September 30

•  (After Amendment) Date determined by the Board of Directors

•  In accordance with the amended Articles of Incorporation, we will announce the record date for the Q2 2025 dividend after it is decided by the Board.

•  Please note that shareholders who hold shares on June 30, 2025, may not receive the Q2 2025 dividend unless they also hold shares on the official record date, which will be announced later.

3. Date of Confirmation	June 24, 2025

4. Other Information for Investment Considerations	Specific details such as dividend amount will be finalized through the resolution of the Board of Directors

5. Related Disclosure	Results of the Annual General Meeting on March 31, 2025